================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                          SCIENTIFIC GAMES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  0533223 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                BARRY F. SCHWARTZ
                               MAFCO HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-8600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 19, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)

                              (Page 1 of 10 Pages)
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



                                 SCHEDULE 13D/A

CUSIP NO. 0533223 10 1                                        PAGE 2 OF 10 PAGES

==============================================================================

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS

              MAFCO HOLDINGS INC.


--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                      (b)  [X]
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     3        SEC USE ONLY                                                 [_]
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
                    BK, WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     21,588,615

    NUMBER OF
                    ------------------------------------------------------------
                      8
      SHARES                SHARED VOTING POWER
                                     -0-

   BENEFICIALLY
                    ------------------------------------------------------------
                      9
     OWNED BY               SOLE DISPOSITIVE POWER
                                     21,588,615

       EACH
                    ------------------------------------------------------------
                      10
    REPORTING               SHARED DISPOSITIVE POWER
                                     -0-

   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     21,588,615
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             26.2%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 0533223 10 1                                        PAGE 3 OF 10 PAGES

==============================================================================

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS

              SGMS ACQUISITION CORPORATION


--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY                                                 [_]
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
                    BK, WC

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     21,588,615

    NUMBER OF
                    ------------------------------------------------------------
                      8
      SHARES                SHARED VOTING POWER
                                     -0-

   BENEFICIALLY
                    ------------------------------------------------------------
                      9
     OWNED BY               SOLE DISPOSITIVE POWER
                                     21,588,615

       EACH
                    ------------------------------------------------------------
                      10
    REPORTING               SHARED DISPOSITIVE POWER
                                     -0-

   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     21,588,615
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             26.2%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

ITEM 1:         SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule") relates to the Class A common stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2:         IDENTITY AND BACKGROUND

         This statement is being filed by SGMS Acquisition Corporation ("SAC") and Mafco Holdings Inc. ("Mafco"), both of which are holding companies incorporated in Delaware. This statement is being filed with respect to shares of Common Stock that may be beneficially owned by SAC and Mafco. Ronald O. Perelman is the sole stockholder of Mafco, which is the sole stockholder of SAC. The business address of both SAC and Mafco is 35 East 62nd Street, New York, New York 10021.

         Schedule I attached hereto sets forth certain additional information with respect to the directors and executive officers of SAC and Mafco (the "Schedule I Persons") and is incorporated herein by reference.

         During the last five years neither SAC, Mafco nor any Schedule I Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         All of the Schedule I Persons are citizens of the United States of America.

ITEM 3:         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 19, 2003, SAC acquired the Purchased Shares (as defined in
Item 6) from Cirmatica Gaming, S.A., a Spanish corporation ("Cirmatica"), pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of October 10, 2003, by and between Mafco and Cirmatica. As permitted under the Stock Purchase Agreement, Mafco designated SAC to purchase the Purchased Shares at the closing of the transaction contemplated by the Stock Purchase Agreement (the "Transaction"). As a consequence of such designation, Mafco has no direct ownership interest in the Purchased Shares. The aggregate purchase price for the Purchased Shares (the "Purchase Price") was approximately $199 million. SAC obtained $159 million of the Purchase Price from Mafco, which obtained such funds from its cash on hand, $15 million from the proceeds of a Term Note (the "Term Note") in favor of HSBC Bank USA ("HSBC") and $25 million pursuant to a Loan Agreement (the "Loan Agreement") by and between SAC and Bank of America, N.A. ("Bank of America"). The Term Note bears interest at a variable rate determined with reference to LIBOR and is repayable in full on December 1, 2005. Amounts borrowed pursuant to the Loan Agreement bear interest at a variable rate based on LIBOR and are repayable in full on November 19, 2004. In connection with the Term Note and the Loan Agreement, SAC pledged a portion of the Purchased Shares to each of HSBC and Bank of America. SAC's obligations under the Term Note and the Loan Agreement have been guaranteed by certain SAC affiliates.

         The foregoing descriptions of the Term Note and the Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of each document, copies of each of which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 4:         PURPOSE OF TRANSACTION

         SAC acquired the Purchased Shares (including the rights with respect thereto described in Item 6) for investment purposes. Except as described in this Schedule, none of SAC, Mafco nor any of the Schedule I Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of those persons reserves the right to acquire or dispose of securities of the Issuer, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5:         INTEREST IN SECURITIES OF THE ISSUER

         SAC acquired 1,200,327 Series A Shares in the Transaction, an interest that is convertible into 21,588,615 shares of Common Stock, based on the current conversion rate of 17.9856 Common Shares for each Series A Share. According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were, as of November 13, 2003, 60,631,082 shares of Common Stock issued and outstanding. Based on the foregoing, SAC has sole voting power and sole dispositive power over 26.25% of the Common Stock following the Transaction, assuming the conversion of all the Series A Shares it acquired. Because SAC is a wholly-owned subsidiary of Mafco, Mafco may be deemed to have beneficial ownership of those Series A Shares, and therefore of the Common Stock issuable upon their conversion. The Issuer has informed SAC that it granted each New Director (as defined in Item 6) options to purchase 50,000 shares of Common Stock upon the closing of the Transaction pursuant to the Issuer's existing director compensation practices. These options will vest over a four year period beginning on November 19, 2004.

         Except as described above and in Item 6, neither SAC nor any of the
Schedule I Persons has effected any transaction with respect to the Common Stock during the past 60 days.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          STOCK PURCHASE AGREEMENT

         Pursuant to the Stock Purchase Agreement, Mafco agreed that it or its designee would acquire from Cirmatica 1,200,327 shares of Series A Convertible Preferred Stock, par value $1.00 per share, of the Issuer ("Series A Shares") and 1,097.664 shares of Series B Preferred Stock, par value $1.00 per share, of the Issuer ("Series B Shares") for the Purchase Price. The Series A Shares and Series B Shares acquired by SAC in the Transaction as Mafco's designee are referred to in this Schedule as the "Purchased Shares."

         Pursuant to the terms of the Stock Purchase Agreement, Cirmatica assigned to SAC all its rights and obligations under the Existing Agreements (as defined below) effective upon the closing of the Transaction. Pursuant to these agreements, SAC will have certain governance and other rights with respect to the Issuer as long as it holds its interest in the Purchased Shares (or in the Common Stock issuable upon conversion of its Series A Shares).

          LETTER AGREEMENT

          Simultaneously with the execution of the Stock Purchase Agreement, Mafco entered into a Letter Agreement with the Issuer (the "Letter Agreement"), which amends certain provisions of the Existing Agreements. The Letter Agreement includes a standstill provision that generally prohibits SAC and Mafco from acquiring beneficial ownership of more than 45% of the Common Stock until October 10, 2005 and from soliciting proxies with respect to the Issuer prior to October 10, 2004. The Letter Agreement also provides that SAC has the right to designate and have appointed a number of the Issuer's ten-person board of directors determined with reference to SAC's percentage ownership of the Issuer's Common Stock (including Series A Shares on an as-converted basis, but excluding certain shares that may be issued in the future). Under the Letter Agreement, the applicable ownership thresholds are generally as follows: 20% or more, four directors; 16%, three directors; 9%, two directors; and 4.6%, one director.

          WAIVER LETTER

         Pursuant to a letter from Mafco to the Issuer, dated October 30, 2003 (the "Waiver Letter"), Mafco agreed temporarily to waive the right to designate one of the four directors it or SAC would otherwise have the right to designate, and the Issuer agreed to use its best efforts to have one additional person named by Mafco elected to its board of directors. Accordingly, as a result of the Transaction, (i) SAC acquired the right to designate and have elected three directors, notwithstanding the fact that its ownership of Series A Shares would otherwise entitle it to exercise this right with respect to four directors, and
(ii) the Issuer is obligated to name one additional person selected by Mafco to be included on the Company's slate of nominees for election as director at the Issuer's 2004 annual stockholders' meeting. The Waiver Letter will remain in effect through and including the Issuer's 2004 annual stockholders' meeting.

         Upon the closing of the Transaction, SAC elected Mr. Perelman, Howard Gittis and Barry F. Schwartz (the "New Directors") to the Issuer's board of directors to replace Michael Immordino, Rosario Bifulco and Antonio Belloni, who resigned effective upon the closing. Messers. Immordino, Bifulco and Belloni had served on the board as designees of Cirmatica.

          EXISTING AGREEMENTS AND CERTIFICATES OF DESIGNATION

         Pursuant to the Stock Purchase Agreement and the Letter Agreement, effective as of the closing of the Transaction, Cirmatica assigned to SAC all of its rights and obligations under the following agreements (collectively, the "Existing Agreements"):

        o The Stockholders' Agreement (the "Stockholders' Agreement"), dated as of September 6, 2000, by and among Cirmatica, The Oak Fund, a Cayman Islands exempted company ("Oak"), Peconic Fund Ltd., a Cayman Islands exempted company ("Peconic"), Ramius Securities, LLC, a Delaware limited liability company ("Ramius") and Olivetti International S.A., a Luxembourg corporation ("Olivetti");

        o The Supplemental Stockholders' Agreement (the "Supplemental Stockholders' Agreement"), dated as of June 26, 2002, by and between Cirmatica and the Issuer;

        o The Voting Agreement (the "Voting Agreement"), dated as of September 6, 2000, by and among Cirmatica, Oak, Peconic and Olivetti; and

        o The Preferred Stock Purchase Agreement (the "Original Stock Purchase Agreement"), dated as of September 6, 2000, by and among Cirmatica, Oak, Peconic, Ramius, Olivetti and the Issuer.

         Set forth below is a summary of the significant terms of the Series A Certificate, Series B Certificate and the Existing Agreements as those documents apply to SAC.

         Series A Certificate

          Under the certificate of designations governing the Series A Shares (the "Series A Certificate"), the holders of Series A Shares, including SAC, receive cumulative dividends at the annual rate of 6% of the sum of (i) $100 per share (the "Liquidation Preference") and (ii) any unpaid dividends from the date of issuance of Series A Shares to the applicable dividend payment date. Dividends are payable in additional Series A Shares or, at the Issuer's option, in cash. The Letter Agreement provides that the Issuer will pay the dividend for the period ending on December 31, 2003 in additional Series A Shares. The Issuer, at its option, may redeem all but not less than all of the Series A Shares at a redemption price equal to 105% of the Liquidation Preference thereof, plus an amount equal to the unpaid dividends thereon, if the Current Market Price (as defined in the Series A Certificate) of the Common Stock exceeds $10.00 per share and the Issuer has filed a registration statement covering the shares of Common Stock underlying the Series A Shares that has been effective for at least 180 days.

          Each Series A Share is convertible, at the option of the holder, at any time (including upon the issuance of a notice of redemption) into a number of shares of Common Stock determined by dividing the Liquidation Preference of the Series A Share, plus any unpaid dividends thereon, by $5.56 (the "Conversion Price"), such Conversion Price to be adjusted in certain circumstances as provided for in the Series A Certificate. The Series A Shares will be mandatorily converted into Common Stock at the same conversion rate on September 6, 2005.

          In addition to their rights to designate members of the Issuer's board of directors, holders of Series A Shares are entitled to vote together with the holders of shares of Common Stock on an as-converted basis on all matters as to which holders of shares of Common Stock are entitled to vote. The Series A Certificate also requires the approval of a majority of the then outstanding Series A Shares to effect certain significant transactions.

         Stockholders' Agreement

          The Stockholders' Agreement provides for certain preemptive rights to enable each of the stockholders subject thereto (the "Holders"), including SAC, to maintain its percentage ownership interest in the Issuer, and provisions to ensure that the director designation and approval rights of the Holders will remain in place even after conversion of the Series A Shares into Common Stock, as long as the requisite percentages of Common Stock are retained by such Holders. In addition, under the Stockholders' Agreement, the Issuer has agreed to effect "demand" registrations at any time upon the request of the Holders, including registrations made on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), or for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. There is no limit on the number of "demand" registrations or Form S-3 registrations that may be requested. The Stockholders' Agreement further provides that, subject to certain limitations, the Holders may include their registrable securities in any registration of stock by the Issuer under the Securities Act.

         Series B Certificate and the Supplemental Stockholders' Agreement

          The certificate of designations governing the Series B Shares (the "Series B Certificate") and Supplemental Stockholders' Agreement contain certain director designation provisions that have been largely superceded by those included in the Letter Agreement and described above. The Series B Certificate provides that the Series B Shares will not carry any dividend, conversion or voting rights, except that the Issuer must have the consent of the holders of shares of Series B Shares that own more than 50% of the then outstanding Series B Shares to effect any amendment, alteration or repeal of any provision of the Series B Certificate. The Series B Certificate and Supplemental Stockholders' Agreement contain a number of provisions that have the effect of preventing any Series B Shares from being held or transferred independently of Series A Shares.

         Original Stock Purchase Agreement

          Pursuant to the Original Stock Purchase Agreement, the Issuer made certain customary representations and warranties relating to, among other things, the Series A Shares and the condition of the Issuer's business. Most of these representations and warranties subsequently expired, but some provisions, including representations regarding the valid issuance of the Series A Shares and associated indemnification rights, continue in effect.

          The foregoing descriptions of the Stock Purchase Agreement, the Letter Agreement, the Waiver Letter, the Existing Agreements, the Series A Certificate and the Series B Certificate do not purport to be complete and are qualified in their entirety by reference to the complete text of each document, copies of each of which are filed as exhibits hereto and are incorporated herein by reference.

         Except as set forth in this Schedule 13D, neither SAC nor any of the
Schedule I Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7:         MATERIAL TO BE FILED AS EXHIBITS

         See the Index of Exhibits.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of:  November 26, 2003

                                 MAFCO HOLDINGS INC.

                                 By:  /s/ Barry F. Schwartz
                                    --------------------------------------------
                                    Name:    Barry F. Schwartz
                                    Title:  Executive Vice President and General
                                            Counsel





                                 SGMS ACQUISITION CORPORATION

                                 By:  /s/ Barry F. Schwartz
                                    --------------------------------------------
                                    Name:    Barry F. Schwartz
                                    Title:  Executive Vice President, Secretary,
                                            Treasurer and General Counsel

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF MAFCO HOLDINGS INC. AND
                          SGMS ACQUISITION CORPORATION

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. and SGMS Acquisition Corporation are set forth below. The business address of each person listed below is 35 East 62nd Street, New York, New York 10021.

Mafco Holdings Inc.

Ronald O. Perelman             Director, Chairman and Chief Executive Officer of
                               Mafco Holdings Inc.
Donald G. Drapkin              Director and Vice Chairman of Mafco Holdings Inc.
Howard Gittis                  Director and Vice Chairman of Mafco Holdings Inc.
Barry F. Schwartz              Executive Vice President and General Counsel of
                               Mafco Holdings Inc.
Todd J. Slotkin                Executive Vice President and Chief Financial
                               Officer of Mafco Holdings Inc.


SGMS Acquisition Corporation

Ronald O. Perelman             See above
Barry F. Schwartz              See above

INDEX OF EXHIBITS

   EXHIBIT NUMBER                              TITLE

        1. Joint Filing Agreement, dated as of November 26, 2003, by and between SGMS Acquisition Corporation and Mafco Holdings Inc.

        2. Stock Purchase Agreement, dated as of October 10, 2003, by and between Cirmatica Gaming, S.A. and Mafco Holdings Inc.

        3. Letter Agreement, dated as of October 10, 2003, by and between Mafco Holdings Inc. and Scientific Games Corporation.

        4. Waiver letter, dated as of October 30, 2003, by and between Mafco Holdings Inc. and Scientific Games Corporation.

        5. Certificate of Designations of Series A Convertible Preferred Stock of Scientific Games Corporation (f/k/a Autotote Corporation) (incorporated by reference to Exhibit 3.3 to the 10-Q Quarterly Report of Scientific Games Corporation filed on September 14, 2000).

        6. Stockholders' Agreement, dated September 6, 2000, by and among Cirmatica Gaming, S.A., The Oak Fund, Peconic Fund Ltd., Ramius Securities, LLC, Olivetti International S.A. and Scientific Games Corporation (f/k/a Autotote Corporation) (incorporated by reference to Exhibit 10.38 to the 10-Q Quarterly Report of Scientific Games Corporation filed on September 14, 2000).

        7. Certificate of Designations of Series B Preferred Stock of Scientific Games Corporation (incorporated by reference to Exhibit 4.1 to the 10-Q Quarterly Report of Scientific Games Corporation filed on August 14, 2002).

        8. Supplemental Stockholders' Agreement, dated as of June 26, 2002, by and between Scientific Games Corporation and Cirmatica Gaming, S.A. (incorporated by reference to Exhibit 4.2 to the 10-Q Quarterly Report of Scientific Games Corporation filed on August 14, 2002).

        9. Voting Agreement, dated September 6, 2000, by and among Olivetti International S.A., Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 5 of the Schedule 13D filed by Cirmatica Gaming, S.A., Lottomatica S.p.A., Ramius Securities, LLC, Peconic Fund, Ltd., Ramius Capital Group, LLC, C4S & Co., LLC, The Oak Fund, Olivetti International S.A. and Olivetti S.p.A., filed on September 15, 2000).

        10. Preferred Stock Purchase Agreement, dated September 6, 2000, by and among Scientific Games Corporation (f/k/a Autotote Corporation), Olivetti International S.A., Cirmatica Gaming S.A., Ramius Securities, LLC, The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 2 of the Schedule 13D filed by Cirmatica Gaming, S.A., Lottomatica S.p.A., Ramius Securities, LLC, Peconic Fund, Ltd., Ramius Capital Group, LLC, C4S & Co., LLC, The Oak Fund, Olivetti International S.A. and Olivetti S.p.A., filed on September 15, 2000).

        11. Loan Agreement, dated as of November 19, 2003, by and between Bank of America, N.A. and SGMS Acquisition Corporation.

        12. Term Note, dated as of November 19, 2003, by SGMS Acquisition Corporation in favor of HSBC Bank USA.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This agreement may be included as an exhibit to such joint filing.

Dated:  November 26, 2003

                                 MAFCO HOLDINGS INC.


                                 By:  /s/ Barry F. Schwartz
                                    --------------------------------------------
                                    Name:    Barry F. Schwartz
                                    Title:  Executive Vice President and General
                                            Counsel





                                 SGMS ACQUISITION CORPORATION


                                 By:  /s/ Barry F. Schwartz
                                    --------------------------------------------
                                    Name:    Barry F. Schwartz
                                    Title:  Executive Vice President, Secretary,
                                            Treasurer and General Counsel